Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
3AM Labs Kft.	Hungary
3LI Securities Corporation	Massachusetts
BBA, Inc. (d/b/a “Meldium”)	Delaware
LogMeIn (Private) India Limited	India
LogMeIn Australia Pty. Ltd.	Australia
LogMeIn Brazil Ltda	Brazil
LogMeIn Consultoria e Servicos de Informatica Ltda	Brazil
LogMeIn Europe B.V.	The Netherlands
LogMeIn Ireland Holdings Limited	Republic of Ireland
LogMeIn Ireland Limited	Republic of Ireland
LogMeIn UK, Ltd.	United Kingdom
Marvasol Inc. (d/b/a “LastPass”)	Delaware
Nihon LogMeIn K.K.	Japan
RemotelyAnywhere, Inc.	Delaware
Xively, Ltd.	United Kingdom
Zamurai Corporation	Delaware